Points International Ltd. Reports Fourth Quarter and Full Year 2015 Financial Results

– Full Year Revenue of $296.4 million, an increase of 16% year-over-year
– Full Year Adjusted EBITDA of $11.1 million, an increase of 22% year-over-year
– Full Year Net Income of $5.2 million, an increase of 10% year-over-year

Toronto, Canada, March 2, 2016 – Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, today announced results for the fourth quarter and full year ended December 31, 2015.

“We are very pleased with our 2015 financial results which were in-line with market guidance and represent both record revenues and Adjusted EBITDA. In addition to delivering against our financial performance plans, we continue to advance the pace of innovation: we grew our loyalty partner network by 5 new loyalty programs, launched or announced 21 new products, and made meaningful progress in implementing our platform strategy. Importantly, we now have 13 third-party developers using our Loyalty Commerce Platform to offer unique products to the world's largest and most successful loyalty programs. This continued progress will not only benefit our core Buy, Gift and Transfer business, but will also unlock future monetization opportunities,“ commented Points’ CEO, Rob MacLean.

The Points Loyalty Commerce Platform offers transaction-level access to multiple loyalty currencies and powers innovative products and services that drive increased revenue and member engagement in loyalty programs. The platform delivers a broad range of products and solutions that generate more revenue, broaden redemption opportunities, and deepen member engagement as they transact with their valuable points and miles.

“2015 also represented the first full year of our comprehensive and long-term strategic partnership with United Airlines MileagePlus, one of the world’s leading loyalty programs. Furthermore, we were also successful in signing material contract renewals with a number of our larger principal partners including SouthWest’s Rapid Rewards and Air France-KLM’s Flying Blue. As a result, we now have multi-year deals in place with key loyalty partners that represent over 75% of current revenue. Our success in historically growing these relationships gives us confidence in this cash flow for several years to come,“ added MacLean.

“Built off our 2014 PointsHound acquisition, we introduced Points Travel in 2015, the first private label travel eCommerce platform designed specifically for the loyalty industry. To date, we have announced two new deployments with Lufthansa’s Miles & More and La Quinta Inn & Suites, with another large partner now under contract. We also announced tangible developments on our Loyalty Wallet initiative, most recently partnering with RBC and Suretap. With proof of concept established, we look forward to rolling out the functionality more broadly in 2016 and have established a strong pipeline of prospective partners,” continued MacLean.

Full Year 2015 Financial Highlights (All amounts are reported in US dollars)

•

Revenues increased 16% on a year-over-year basis to a record $296.4 million from $255.0 million in 2014, aided by the addition of new loyalty partner relationships over the last twelve months, including the first full year of operating both our United Mileage Plus and Hilton Hhonors principal relationships, and despite the US Airways and American Airlines Buy, Gift and Transfer wind down.

•

Gross margin[1] dollars grew to $42.7 million, an improvement of 8% year-over-year, or approximately 14.4% as a percent of total revenue, down slightly vs 15.6% in 2015, reflecting the relative mix of partner and promotional activity during the year.

______________________________
1 Gross margin is defined as total revenues less the direct cost of principal revenues. Gross margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

•

Total ongoing operating expenses, which consist of employment expenses, marketing, technology, and other operating expenses, were managed effectively, and were approximately $31.6 million in 2015, up 3% over $30.6 million in the prior year period.

•	Adjusted EBITDA[2] totaled a record $11.1 million, up 22% from $9.1 million in 2014, and at the high end of the Company’s guidance range.

•	Net income increased 10% to $5.2 million, or $0.33 per diluted share, compared to net income of $4.7 million, or $0.30 per diluted share, in 2014.

•

As of December 31, 2015, total funds available, comprised of cash and cash equivalents together with restricted cash and amounts with payment processors, was $59.0 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $9.4 million as of December 31, 2015. The Company remains debt free and is pleased with its overall financial position.

Fourth Quarter 2015 Financial Results
(Unless otherwise stated, all comparisons for the fourth quarter of 2015 are on a year-over-year basis)

•

Revenue increased 24% to $80.2 million from $64.8 million. Principal revenues totaled $77.0 million, or growth of 25% as compared to $61.8 million. The year-over-year increase in principal revenues was largely driven by solid organic revenue growth reflecting a heavy promotional calendar and focus on automated marketing activities.

•

Gross margin dollars were $10.0 million, or 12% of total revenue, compared to $10.4 million, or 16% of total revenue. As a percentage of revenue, gross margin reflects the relative mix of partner and promotional activity during the quarter, with a greater percentage of revenue growth coming from lower-margin business due to promotional activities in the fourth quarter.

•

Total ongoing operating expenses, which consist of employment expenses, marketing, technology, and other operating expenses, were approximately $7.8 million in the fourth quarter of 2015, essentially flat when compared to $7.7 million in the prior year period.

•	Adjusted EBITDA was $2.2 million compared to $2.7 million. This year-over-year decrease was driven by the slight reduction in gross margin coupled with increased operating expenses.

•	Net income totaled $1.0 million, or $0.06 per diluted share, compared to a net income of $1.5 million, or $0.09 per diluted share.

Fourth Quarter 2015 Business Metrics

	Q4/15	Q4/14	Q4/15 vs. Q4/14	Q3/15	Q4/15 vs. Q3/15
Total All Channels
Points/Miles Transacted (in 000s)	5,897,013	4,574,409	29%	5,432,399	8%
No. of Points/Miles Transactions	581,861	529,792	10%	594,936	-2%

______________________________
2 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Outlook

“Looking ahead, we expect 2016 will be a year of continued top-line growth, with much of the progress started in 2015 setting the stage for accelerated growth in 2017 and beyond. We will continue to invest in our platform which opens up three robust opportunities in the short to mid-term, and many more over the long-term. First, we expect increased performance from our core Buy, Gift and Transfer business, comprised of organic growth and progressing our robust new business pipeline. Second, with product/market fit now established, we will accelerate the development of our Points Travel solution, which we believe represents large margin opportunity. Third, we expect our increased platform investments will power distributed loyalty transactions through third party developers and our Points Loyalty Wallet. With recent successes and industry precedents, we are now confident in the product/market fit and we look forward to being appropriately aggressive in providing our network of loyalty and industry partners transactional access to hundreds of millions of customers through our unique, global Loyalty Commerce Platform,” commented MacLean.

The Company is initiating financial guidance for the year ending December 31, 2016, as follows:

“Based on only the current products in market and deals either announced to date or currently in very late development stages, we expect revenue growth to be in the range of 10-20% over 2015.

While we believe our increasing clarity on product/market fit for our new initiatives merits aggressive investment, we are also committed to maintaining our 8 year track-record of consistent Adjusted EBITDA growth. While we are increasing our total dollar amount of investments year over year in 2016, we are also targeting a minimum 10% growth in Adjusted EBITDA,” concluded MacLean.

Beginning in 2016, the Company has updated its calculation of Adjusted EBITDA to adjust for the impact of stock based compensation. This decision was made as a result of the Company’s examination of Adjusted EBITDA practices and peer and industry standards.

Share Buyback

Points also announced today that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make a normal course issuer bid to repurchase up to 764,930 of its common shares (the "Repurchase"), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 23, 2016.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at Points' discretion, based on ongoing assessments of Points' capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada.

All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States and Repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other alternative trading systems in the United States and Canada, or by such other means as may be permitted by the TSX, NASDAQ and applicable law. As a result of certain rules and policies of the TSX, subject to certain permitted exceptions, the maximum number of shares which can be repurchased per day on the TSX is 1,000 based on 25% of the average daily trading volume on the TSX for the prior six months (being 3,788 shares per day). Subject to regulatory requirements, the actual number of common shares purchased and the timing of such purchases, if any, will be determined by Points having regard to future price movements and other factors.

The Repurchase will commence on March 9, 2016 and will terminate on March 8, 2017. Under its previous normal course issuer bid, Points purchased a total of 446,894 common shares with a weighted average price of CAD$10.39 per share through the facilities of the TSX, NASDAQ and other alternative trading systems in the United States and Canada. Points' previous normal course issuer bid commenced on March 9, 2015 and will terminate on March 8, 2016.

Investor Conference Call
Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International callers should dial (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, March 16, 2016, by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode 13630078.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties. Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, and our guidance for 2016 with respect to revenue growth and Adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
(310) 829-5400

Points International Ltd.

Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin Information3

Expressed in thousands of United States
dollars

	For the three months ended		For the twelve months ended

	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Total Revenue	$80,228	$64,841	$296,376	$254,989
Direct cost of principal revenue	70,264	54,447	253,710	215,333
Gross Margin	$9,964	$10,394	$42,666	$39,656
Gross Margin %	12%	16%	14%	16%

Reconciliation of Net Income to Adjusted EBITDA4

Expressed in thousands of United States
dollars

	For the three months ended		For the twelve months ended

	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Net Income	$961	$1,468	$5,165	$4,684
Interest and other income	-	-	-	(5)
Income tax expense	451	583	2,474	2,088
Depreciation and Amortization	895	581	3,546	2,150
Foreign Exchange loss (gain)	(117)	54	(131)	138
Adjusted EBITDA	$2,190	$2,686	$11,054	$9,055

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3 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

4 Adjusted EBITDA (Earnings before income tax expense, interest and other income, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars

As at December 31	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$51,364	$36,868
Restricted cash	1,000	1,573
Funds receivable from payment processors	6,588	6,691
Accounts receivable	2,988	2,305
Prepaid expenses and other assets	1,256	1,134
Total current assets	63,196	48,571

Non-current assets
Property and equipment	1,466	1,856
Intangible assets	18,616	18,320
Goodwill	7,130	7,130
Deferred tax assets	1,755	3,492
Long-term investment	5,000	5,000
Other assets	2,765	692
Total non-current assets	36,732	36,490
Total assets	$99,928	$85,061

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,808	$6,260
Payable to loyalty program partners	49,526	36,030
Current portion of other liabilities	1,852	1,285
Total current liabilities	57,186	43,575

Non-current liabilities
Deferred tax liabilities	425	-
Other liabilities	122	269
Total non-current liabilities	547	269

Total liabilities	$57,733	$43,844

SHAREHOLDERS’ EQUITY
Share capital	59,293	61,084
Contributed surplus	9,859	11,985
Accumulated other comprehensive loss	(624)	(354)
Accumulated deficit	(26,333)	(31,498)
Total shareholders’ equity	$42,195	$41,217
Total liabilities and shareholders’ equity	$99,928	$85,061

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Amounts for the three months ended December 31, 2015 and 2014 are unaudited)

	For the three months		For the twelve months
	ended		ended
	December	December	December	December
	31, 2015	31, 2014	31, 2015	31, 2014
REVENUE
Principal	$77,045	$61,829	$283,409	$244,686
Other partner revenue	3,143	2,979	12,871	10,211
Interest	40	33	96	92
Total Revenue	$80,228	$64,841	$296,376	$254,989

EXPENSES
Direct cost of principal revenue	70,264	54,447	253,710	215,333
Employment costs	5,220	5,289	22,699	22,529
Marketing and communications	531	330	1,704	1,379
Technology services	355	276	1,343	1,083
Depreciation and amortization	895	581	3,546	2,150
Foreign exchange (gain) loss	(117)	54	(131)	138
Operating expenses	1,668	1,813	5,866	5,610
Total Expenses	$78,816	$62,790	$288,737	$248,222

OPERATING INCOME	$1,412	$2,051	$7,639	$6,767

Interest and other income	-	-	-	(5)
OPERATING INCOME BEFORE INCOME TAXES	$1,412	$2,051	$7,639	$6,772

Income tax expense	451	583	2,474	2,088
NET INCOME	$961	$1,468	$5,165	$4,684

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss: Loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $111 and $476, respectively, for the three and twelve months ended December 31, 2015 (2014: recovery of $89 and $206)	(307)	(248)	(1,320)	(573)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $82 and 378, respectively, for the three and twelve months ended December 31, 2015 (2014 – recovery of $43 and $203)	229	120	1,050	564
Other comprehensive loss for the period, net of income tax	$(78)	$(128)	$(270)	$(9)

TOTAL COMPREHENSIVE INCOME	$883	$1,340	$4,895	$4,675

EARNINGS PER SHARE
Basic earnings per share	$0.06	$0.10	$0.33	$0.30
Diluted earnings per share	$0.06	$0.09	$0.33	$0.30

Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

				Attributable to equity holders of the Company
Expressed in thousands of United States dollars except				Accumulated other
number of shares			Contributed	comprehensive	Accumulated	Total shareholders’
	Share Capital		Surplus	loss	deficit	equity
	Number of Shares	Amount

Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net income	-	-	-	-	5,165	5,165
Other comprehensive loss	-	-	-	(270)	-	(270)
Total comprehensive income	-	-	-	(270)	5,165	4,895
Effect of share option compensation plan	-	-	934	-	-	934
Effect of RSU and PSU compensation plan	-	-	654	-	-	654
Share issuances – share options	96,411	615	(338)	-	-	277
Share issuances – RSUs	-	513	(513)	-	-	-
Share capital held in trust	-	(1,215)	-	-	-	(1,215)
Shares repurchased	(439,094)	(1,704)	(2,863)	-	-	(4,567)
Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195

Balance at December 31, 2013	15,359,903	$58,693	$10,381	$(345)	$(36,182)	$32,547
Net income	-	-	-	-	4,684	4,684
Other comprehensive loss	-	-	-	(9)	-	(9)
Total comprehensive income	-	-	-	(9)	4,684	4,675
Effect of share option compensation plan	-	-	852	-	-	852
Effect of RSU and PSU compensation plan	-	-	969	-	-	969
Share issuances - share options	50,789	242	(125)	-	-	117
Share issuances - RSUs	-	92	(92)	-	-	-
Share capital held in trust	-	(731)	-	-	-	(731)
Shares issued for acquisition of Crew	238,393	2,788	-	-	-	2,788
Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217

Points International Ltd.
Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars
(Amounts for the three months ended December 31, 2015 and 2014 are unaudited)

	For the three months		For the twelve months
	ended		ended
	December	December 31,	December	December 31,
	31, 2015	2014	31, 2015	2014

Cash flows from operating activities
Net income for the period	$961	$1,468	$5,165	$4,684
Adjustments for:
Depreciation of property and equipment	231	237	1,037	990
Amortization of intangible assets	664	344	2,509	1,160
Unrealized foreign exchange gain	(226)	(569)	(949)	(1,045)
Equity-settled share-based payment transactions	6	497	1,588	1,821
Deferred income tax expense	804	390	2,261	1,864
Unrealized net (gain) loss on derivative contracts designated as cash flow hedges	(107)	(174)	(368)	(12)
Changes in non-cash balances related to operations, exclusive of effects of business combination	11,531	(6,279)	10,689	(17,081)
Net cash provided by (used in) operating activities	$13,864	$(4,086)	$21,932	$(7,619)

Cash flows from investing activities
Acquisition of property and equipment	(115)	(255)	(647)	(754)
Additions to intangible assets	(842)	(710)	(2,805)	(1,894)
Long-term investment	-	-	-	(1,500)
Acquisition of business, net of cash acquired	-	(14,500)	-	(16,011)
Changes in restricted cash	280	-	530	-
Net cash used in investing activities	$(677)	$(15,465)	$(2,922)	$(20,159)

Cash flows from financing activities
Proceeds from exercise of share options	5	5	277	117
Shares repurchased	(902)	-	(4,567)	-
Purchases of share capital held in trust	-	-	(1,215)	(731)
Net cash provided by (used in) financing activities	$(897)	$5	$(5,505)	$(614)

Net increase (decrease) in cash and cash equivalents	$12,290	$(19,546)	$13,505	$(28,392)
Cash and cash equivalents at beginning of the period	$38,847	$55,832	$36,868	$64,188
Effect of exchange rate fluctuations on cash held	227	582	991	1,072
Cash and cash equivalents at end of the period	$51,364	$36,868	$51,364	$36,868

Interest Received	$34	$34	$89	$98
Interest Paid	-	-	-	-

Taxes Received	-	-	31	-
Taxes Paid	$(9)	$(4)	$(435)	$(7)

Amounts paid and received for interest were reflected as operating cash flow s in the consolidated statements of cash flows.

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